EXHIBIT 99.1

For Immediate Release 20-16-TR	Date:	March 13, 2020

CORRECTION - Teck Announces 33% Carbon Reduction Target and Updated Sustainability Strategy

VANCOUVER, British Columbia, March 13, 2020 (GLOBE NEWSWIRE) -- In a release issued under the same headline on Thursday, March 12th by Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK), please note that in the Climate Change section of the table, the third bullet should have read "Procure 50% of our electricity demands in Chile from clean energy by 2025 and 100% by 2030". The corrected release follows:

Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck”) today announced a target to reduce carbon intensity by 33% by 2030 as part of its new sustainability strategy and goals. This builds on the Teck’s previously announced commitment to be carbon neutral across all its operations and activities by 2050.

“At Teck, we are always challenging ourselves to improve sustainability performance, so we can be sure we are providing the mining products needed for a cleaner future in the most responsible way possible,” said Don Lindsay, President and CEO. “We have set ambitious new goals for carbon reduction, water stewardship, health and safety, and other areas because we believe that a better world is made possible through better mining.”

Teck’s  sustainability strategy has been updated with new long-term strategic priorities, supported by short-term milestone goals. Highlights include:

Topic	Goals
Climate Change
Be a carbon neutral operator by 2050
Reduce the carbon intensity of our operations by 33% by 2030
Procure 50% of our electricity demands in Chile from clean energy by 2025 and 100% by 2030
Accelerate the adoption of zero-emissions alternatives for transportation by displacing the equivalent of
1,000 internal combustion engine vehicles by 2025

Water
Transition to seawater or low-quality water sources for all operations in water-scarce regions by 2040
 Implement innovative water management and water treatment solutions to protect water quality downstream of all our operations

Tailings	Preferentially consider milling and tailings technologies that use less water for both new mines and any mine life extensions at existing mines
Responsible Production	Work towards disposing zero industrial waste by 2040 By 2025, develop and implement a responsible producer program and “product passport” that is traceable through the value chain
Biodiversity & Reclamation	By 2025, all operating sites have and are implementing plans to secure net-positive impact on biodiversity
Health & Safety	Eliminate fatalities, serious injuries and occupational disease
Our People	Increase the percentage of women working at Teck, including women in leadership positions, and advance inclusion and diversity initiatives across the company by 2025
Communities & Indigenous Peoples
Achieve greater representation of Indigenous Peoples across our business by 2025 by increasing employment and procurement through business development, capacity-building, education and training opportunities

We will report progress against these and other goals as part of our annual reporting.

“We established our first sustainability strategy and goals a decade ago and are proud of our progress to date,” said Marcia Smith, Senior Vice President, Sustainability and External Affairs. “We know there is more work to do, and our updated strategy and new milestone goals provide us with a clear roadmap to advance our work to protect the environment, collaborate with communities and governments, and foster a workforce that is respectful, safe, inclusive and diverse.”

Teck also released the 2019 Sustainability Report today, detailing our sustainability performance including:

Reduced annual greenhouse gas emissions by 297,000 tonnes of CO2 e since 2011, the equivalent of taking 90,500 cars off the road
Released 2019 Portfolio Resilience in the Face of Climate Change report aligned with the Task Force on Climate-related Financial Disclosure (TCFD)

Focused on strengthening diversity, with women now comprising 20% of our total workforce, a 43% increase since 2015. One in every three new hires at Teck in 2019 were women
$225 million spent with Indigenous-owned businesses in 2019
Recycled and reused water an average of 3 times at our mining operations
Reduced Lost-Time Injury Frequency by 18% and High-Potential Incident Frequency by 16% compared to 2018

In 2019, Teck was named to the Dow Jones Sustainability World Index (DJSI) for the 10th consecutive year and was the top-ranked mining company on both the World and North American Index for DJSI. Teck is also one of the top ranked mining companies by Sustainalytics and MSCI.

Teck was included in the 2019 Global 100 Most Sustainable Corporations list by Corporate Knights and was named one of Canada’s Top
100 Employers for 2019.

Teck’s 2019 Sustainability Report and Annual Report are available on the Teck website. Other reports available from Teck include its
Economic Contribution Report and Portfolio Resilience in the Face of Climate Change Report, available on our Disclosure Portal.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368 chris.stannell@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621 fraser.phillips@teck.com